SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July, 2009

ECTEL LTD.

(Translation of Registrant’s Name into English)

10 Amal Street
Park Afek
Rosh Ha'ayin 48092
ISRAEL
(Address of Principal Corporate Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on July 8, 2009 announcing “ECtel Schedules Second Quarter Results Release for Wednesday, August 5th, 2009". Such press release is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8, Registration No. 333-127576.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD. (Registrant) By: /s/ Michael Neumann —————————————— Michael Neumann Senior Vice President and Chief Financial Officer

Dated: July 21, 2009

Index to Exhibits

Exhibit No.	Exhibit

1	Press Release issued July 8, 2009